Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

For the three and nine months ended September 30, 2017

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd (“the Company”) for the three and nine months ended September 30, 2017 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of the condensed consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.

Condensed consolidated interim statements of financial position

(Unaudited - Expressed in Canadian dollars)

	September 30, 2017	December 31, 2016
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 11)	17,159,599	9,770,006
Accounts receivable and prepaid expenses (Note 4) (Note 9(b))	255,065	380,898
	17,414,664	10,150,904

Non-current assets
Deposit on mill equipment (Note 5)	4,923,209	1,280,383
Property, plant and equipment (Note 6)	355,220	97,252
Exploration and evaluation assets (Note 7)	42,940,248	35,985,356
	48,218,677	37,362,991
TOTAL ASSETS	65,633,341	47,513,895

LIABILITIES
Current liabilities
Trade and other payables (Note 9(b))	567,717	857,823

Non-current liabilities
Deferred income tax liability	1,434,882	1,434,882
Total liabilities	2,002,599	2,292,705

EQUITY
Share capital (Note 8)	116,295,781	95,290,220
Reserves (Note 8)	14,737,376	13,552,101
Deficit	(67,402,415)	(63,621,131)
Total equity	63,630,742	45,221,190
TOTAL EQUITY AND LIABILITIES	65,633,341	47,513,895

Commitments (Note 12)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on

November 8, 2017.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of comprehensive loss

(Unaudited - Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Expenses	$	$	$	$
Professional fees	175,870	99,305	531,508	331,393
Salaries and benefits (Note 9(b))	297,322	272,764	891,348	861,372
Travel and promotion	86,727	80,695	255,604	230,900
Depreciation (Note 6)	7,281	7,222	20,801	20,506
Office and license (Note 9(b))	27,213	20,150	117,537	91,322
Rent (Note 9(b))	63,061	36,201	131,817	110,363
Stock exchange and transfer agent fees	20,989	11,916	61,519	40,720
Insurance	13,961	13,668	41,046	44,777
Directors’ fees (Note 9(a))	-	-	70,000	41,000
General exploration expenses	-	-	-	1,467
Share-based payments (Note 8(c))	831,800	492,160	1,902,170	1,744,510
	1,524,224	1,034,081	4,023,350	3,518,330

Other income
Interest and other income (Note 9(b))	158,585	117,712	413,536	332,324
Loss on disposal of property, plant and equipment (Note 6)	-	-	(1,760)	(3,985)
Foreign exchange (loss) gain	(95,125)	1,971	(169,710)	(128,361)
	63,460	119,683	242,066	199,978
Total comprehensive loss for the period	(1,460,764)	(914,398)	(3,781,284)	(3,318,352)

Basic and diluted net loss per share (Note 10)	(0.01)	(0.01)	(0.04)	(0.04)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of cash flows

(Unaudited - Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Operating activities
Net loss for the period	(1,460,764)	(914,398)	(3,781,284)	(3,318,352)
Items not affecting cash
Depreciation	7,281	7,222	20,801	20,506
Unrealized foreign exchange	-	(15,000)	-	32,825
Loss on disposal of property, plant and equipment	-	-	1,760	3,985
Share-based payments	831,800	492,160	1,902,170	1,744,510
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	67,748	98,957	125,833	31,542
Trade and other payables	(25,226)	82,240	(191,960)	(460,828)
Net cash used in operating activities	(579,161)	(248,819)	(1,922,680)	(1,945,812)
Investing activities
Deposit on mill equipment	(525,841)	-	(3,642,826)	(324,600)
Property, plant and equipment – purchase	(190,142)	(682)	(280,529)	(13,946)
Exploration and evaluation assets – costs	(1,474,926)	(1,556,574)	(7,053,038)	(2,782,464)
Net cash used in investing activities	(2,190,909)	(1,557,256)	(10,976,393)	(3,121,010)
Financing activities
Issuance of shares, net of share issue costs	(6,281)	-	19,118,403	4,091,646
Options exercised	118,400	108,140	1,105,290	128,690
Share issuance cost on cashless option exercised (Note 8(c))	(143,519)	-	(203,232)	-
Warrants and finders’ warrants exercised	-	7,030,747	268,205	7,157,851
Net cash (used in) from financing activities	(31,400)	7,138,887	20,288,666	11,378,187

Change in cash and cash equivalents	(2,801,470)	5,332,812	7,389,593	6,311,365
Cash and cash equivalents, beginning of period	19,961,069	7,201,331	9,770,006	6,222,778
Cash and cash equivalents, end of period	17,159,599	12,534,143	17,159,599	12,534,143
Supplemental cash and cash equivalents information – Note 11

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of changes in equity

(Unaudited – Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2016	78,062,984	83,757,687	11,323,063	499,574	11,822,637	(59,597,627)	35,982,697
Share-based payments	-	-	1,744,510	-	1,744,510	-	1,744,510
Private placements, net	3,229,082	4,073,728	-	-	-	-	4,073,728
Finders' warrants issued pursuant to private placement	-	-	-	17,918	17,918	-	17,918
Shares issued for cash on exercise of finders’ warrants	35,200	27,104	-	-	-	-	27,104
Fair value of finders’ warrants transferred to share capital	-	5,984	-	(5,984)	(5,984)	-	-
Shares issued for cash on exercise of warrants	4,592,667	7,130,747	-	-	-	-	7,130,747
Shares issued for cash on exercise of stock options	162,000	128,690	-	-	-	-	128,690
Fair value of cash stock options transferred to share capital	-	39,180	(39,180)	-	(39,180)	-	-
Shares issued on cashless exercise of stock options	33,561	-	-	-	-	-	-
Fair value of cashless stock options transferred to share capital	-	48,300	(48,300)	-	(48,300)	-	-
Comprehensive loss for the period	-	-	-	-	-	(3,318,352)	(3,318,352)
Balance, September 30, 2016	86,115,494	95,211,420	12,980,093	511,508	13,491,601	(62,915,979)	45,787,042
Share-based payments	-	-	124,500	-	124,500	-	124,500
Shares issued for cash on exercise of stock options	20,000	14,800	-	-	-	-	14,800
Fair value of cash stock options transferred to share capital	-	4,000	(4,000)	-	(4,000)	-	-
Shares issued on cashless exercise of stock options	29,949	-	-	-	-	-	-
Fair value of cashless stock options transferred to share capital	-	60,000	(60,000)	-	(60,000)	-	-
Comprehensive loss for the period	-	-	-	-	-	(705,152)	(705,152)
Balance, December 31, 2016	86,165,443	95,290,220	13,040,593	511,508	13,552,101	(63,621,131)	45,221,190
Share-based payments	-	-	1,902,170	-	1,902,170	-	1,902,170
Private placements, net	12,377,207	18,937,712	-	-	-	-	18,937,712
Finders' warrants issued pursuant to private placements	-	-	-	180,691	180,691	-	180,691
Shares issued for cash on exercise of finders’ warrants	30,472	43,205	-	-	-	-	43,205
Fair value of finders’ warrants transferred to share capital	-	12,797	-	(12,797)	(12,797)	-	-
Shares issued for cash on exercise of warrants	225,000	225,000	-	-	-	-	225,000
Shares issued for cash on exercise of stock options	1,107,000	1,105,290	-	-	-	-	1,105,290
Fair value of cash stock options transferred to share capital	-	496,859	(496,859)	-	(496,859)	-	-
Shares issued on cashless exercise of stock options (Note 8(c))	532,836	(203,232)	-	-	-	-	(203,232)
Fair value of cashless stock options transferred to share capital	-	387,930	(387,930)	-	(387,930)	-	-
Comprehensive loss for the period	-	-	-	-	-	(3,781,284)	(3,781,284)
Balance, September 30, 2017	100,437,958	116,295,781	14,057,974	679,402	14,737,376	(67,402,415)	63,630,742

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2017

Unaudited - Expressed in Canadian dollars

1. Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of mineral properties in Canada and Mexico. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2. Basis of presentation

(a)       Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)       Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2016. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2016.

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2017

Unaudited - Expressed in Canadian dollars

2. Basis of presentation (Continued)

(b)       Basis of preparation (Continued)

The following are the accounting standards issued but not yet effective.

Revenue recognition

IFRS 15 - In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

Financial instruments

IFRS 9 - In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently considering the impact, if any, of the final standard on its future consolidated financial statements.

Leases

IFRS 16 - In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

The Company has not early adopted these new and amended standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2017

Unaudited - Expressed in Canadian dollars

3. Significant Accounting Policies

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2016. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three and nine month period ended September 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amounts of assets and/or liabilities within the next financial year and are disclosed in Note 3 (d) of the Company’s annual audited consolidated financial statements for the year ended December 31, 2016. There have been no changes to the Company’s critical accounting estimates and judgments during the nine months ended September 30, 2017.

4. Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	September 30,	December 31,
	2017	2016
Accounts receivable (Note 9(b))	$136,221	$248,379
Prepaid expenses	118,844	132,519
	$255,065	$380,898

At September 30, 2017, the Company has recorded value added taxes of $318,551 (December 31, 2016 - $248,142) included in exploration and evaluation assets as the value added tax relates to certain projects and will be recovered when the assets are sold (Note 7).

5. Deposit on mill equipment

On October 19, 2015, the Company entered into a Mill Purchase Option Agreement (the “Agreement’) to acquire the Rock Creek mill. Pursuant to the Agreement, Almaden has the exclusive right and option to purchase the mill for total cash payments of US$6,500,000, plus the issuance of 407,997 common shares (issued with a fair value of $273,358), subject to adjustment in certain circumstances (the “Option”).

Deposit on mill equipment consists of the following payments and share issuance:

Date	Payment Status	USD	CAD
December 31, 2016			$1,280,383
June 13, 2017	Cash paid	2,000,000	2,647,600
Mill Deposit			3,927,983
Mill Mobilization Deposit
April 5, 2017	Cash paid	$350,000	469,385
July 19, 2017	Cash paid	$417,500	525,841
			995,226
September 30, 2017			$4,923,209

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2017

Unaudited - Expressed in Canadian dollars

5. Deposit on mill equipment (Continued)

In order to exercise the Option, Almaden must make a final option payment on or before June 15, 2018 for $3,750,000 USD ($4,680,000 CAD). The payments are not refundable upon termination of the option.

The Company has begun a mobilization plan to move the Rock Creek mill from Nome, Alaska to Mexico. A deposit of $995,226 ($767,500 USD) was paid during the period ended September 30, 2017 to set up camp for the dismantlement of the mill.

6. Property, plant and equipment

	Automotive equipment	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$	$
Cost
December 31, 2016	146,569	135,064	231,451	185,263	51,760	245,647	-	995,754
Additions	-	19,029	8,641	1,531	-	66,045	185,283	280,529
Disposals	(36,529)	-	-	-	-	-	-	(36,529)
September 30, 2017	110,040	154,093	240,092	186,794	51,760	311,692	185,283	1,239,754

Accumulated depreciation
December 31, 2016	144,559	131,569	204,742	155,024	48,766	213,842	-	898,502
Disposals	(34,769)	-	-	-	-	-	-	(34,769)
Depreciation	250	1,995	6,492	6,842	451	4,771	-	20,801
September 30, 2017	110,040	133,564	211,234	161,866	49,217	218,613	-	884,534

Carrying amounts
December 31, 2016	2,010	3,495	26,709	30,239	2,994	31,805	-	97,252
September 30, 2017	-	20,529	28,858	24,928	2,543	93,079	185,283	355,220

During the period ended September 30, 2017, the Company disposed property, plant and equipment for $Nil proceeds and recorded a loss on disposal of property, plant and equipment of $1,760.

The Company has acquired containers to begin a mobilization plan to move the Rock Creek mill from Nome, Alaska to Mexico. As at September 30, 2017, container costs of $185,283 are recorded in property, plant and equipment and will be depreciated when the mill equipment is in condition and location ready for use.

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2017

Unaudited - Expressed in Canadian dollars

7. Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2016)	4,780,570	1	4,780,571
Additions	2,596,976	-	2,596,976
Closing balance - (September 30, 2017)	7,377,546	1	7,377,547
Deferred exploration costs:
Opening balance - (December 31, 2016)	31,204,785	-	31,204,785
Costs incurred during the period
Drilling and related costs	644,759	-	644,759
Professional/technical fees	57,567	-	57,567
Claim maintenance/lease costs	160,251	-	160,251
Geochemical, metallurgy	361,656	-	361,656
Technical studies	1,448,557	-	1,448,557
Travel and accommodation	273,912	-	273,912
Geology, geophysics and exploration	528,165	-	528,165
Supplies and misc.	79,835	-	79,835
Water exploration	7,981	-	7,981
Environmental	476,682	-	476,682
Value-added tax (Note 4)	318,551	-	318,551
Total deferred exploration costs during the period	4,357,916	-	4,357,916
Closing balance - (September 30, 2017)	35,562,701	-	35,562,701
Total exploration and evaluation assets	42,940,247	1	42,940,248

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2017

Unaudited - Expressed in Canadian dollars

7. Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)	Other Property

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

8. Share capital and reserves

(a)	Authorized share capital

At September 30, 2017, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

On June 1, 2017, the Company closed a bought deal private placement by the issuance of 9,857,800 units at a price of $1.75 per unit for gross proceeds of $17,251,150. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.45 per share until June 1, 2020. Share issue costs included a finder’s fee of $1,035,069 in cash, and finders’ warrants to purchase up to 295,734 common shares at a price of $2.00 per common share until June 1, 2019. The fair value of the finders’ warrants was $171,526. In connection with the private placement, the Company also incurred $293,838 in other cash share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

On February 7, 2017, the Company closed a non-brokered private placement by the issuance of 2,519,407 units at a price of $1.35 per unit for gross proceeds of $3,401,199. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until August 7, 2019. Share issue costs included a finder’s fee of $88,631 in cash, and finders’ warrants to purchase up to 17,911 common shares at a price of $1.35 per common share until August 7, 2019. The fair value of the finders’ warrants was $9,165. In connection with the private placement, the Company also incurred $116,408 in other cash share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2017

Unaudited - Expressed in Canadian dollars

8. Share capital and reserves (Continued)

(b)	Warrants

The continuity of warrants for the nine months ended September 30, 2017 is as follows:

	Exercise	Dec 31,				September 30,
Expiry date	price	2016	Issued	Exercised	Expired	2017
November 17, 2017	$1.00	2,036,667	-	(225,000)	-	1,811,667
November 25, 2018	$2.00	1,614,541	-	-	-	1,614,541
November 25, 2018	$1.44	45,944	-	(22,972)	-	22,972
June 1, 2019	$2.00	-	295,734	-	-	295,734
August 7, 2019	$2.00	-	1,259,704	-	-	1,259,704
August 7, 2019	$1.35	-	17,911	(7,500)	-	10,411
June 1, 2020	$2.45	-	4,928,900	-	-	4,928,900
Warrants outstanding and exercisable		3,697,152	6,502,249	(255,472)	-	9,943,929
Weighted average exercise price		$1.44	$2.34	$1.05	-	$2.04

(c)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At September 30, 2017, the Company had reserved 1,948,796 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant. The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the nine months ended September 30, 2017 vested on the grant date.

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2017

Unaudited - Expressed in Canadian dollars

The continuity of stock options for the nine months ended September 30, 2017 is as follows:

Expiry date	Exercise price	Dec 31, 2016	Granted	Exercised		Expired	September 30, 2017
January 6, 2017	$0.98	1,180,000	-	(1,180,000	)(i)	-	-
May 4, 2017	$1.91	175,000	-	(75,000)		(100,000)	-
June 8, 2017	$1.98	75,000	-	-		(75,000)	-
August 26, 2017	$0.74	1,310,000	-	(1,310,000	)(i)	-	-
September 11, 2017	$2.31	500,000	-	-		(500,000)	-
November 22, 2017	$2.22	100,000	-	-		-	100,000
April 4, 2018	$1.74	90,000	-	-		-	90,000
May 6, 2018	$1.41	100,000	-	-		-	100,000
June 8, 2018	$1.44	1,915,000	-	-		-	1,915,000
June 18, 2018	$1.46	250,000	-	-		-	250,000
June 29, 2018	$1.71	15,000	-	-		-	15,000
August 9, 2018	$1.91	491,000	-	-		-	491,000
September 15, 2018	$1.85	170,000	-	-		-	170,000
December 11, 2018	$0.72	724,000	-	(134,000	)(i)	-	590,000
December 11, 2018	$1.68	150,000	-	-		-	150,000
December 11, 2018	$1.80	20,000	-	-		-	20,000
January 2, 2019	$1.04	375,000	-	-		-	375,000
March 17, 2019	$1.35	-	207,000	-		-	207,000
May 4, 2019	$1.99	-	175,000	-		-	175,000
May 19, 2019	$1.84	-	75,000	-		-	75,000
June 12, 2019	$1.89	-	75,000	-		-	75,000
July 2, 2019	$1.32	150,000	-	-		-	150,000
July 2, 2019	$1.19	60,000	-	-		-	60,000
July 2, 2019	$1.34	-	1,427,000	-		-	1,427,000
September 19, 2019	$1.40	-	1,160,000	-		-	1,160,000
April 30, 2020	$1.53	-	500,000	-		-	500,000
Options outstanding and exercisable		7,850,000	3,619,000	(2,699,000)		(675,000)	8,095,000
Weighted average exercise price		$1.29	$1.44	$0.88		$2.21	$1.42

(i)	In accordance with the Company’s stock option plan, options holders exercised 350,000; 1,150,000 and 92,000 stock options on a cashless basis at an exercise price of $0.98, $0.74 and $0.72 respectively. The total number of shares issued in connection with the cashless exercise of options was 532,836.

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2017

Unaudited - Expressed in Canadian dollars

8. Share capital and reserves (Continued)

(c)	Share purchase option compensation plan (Continued)

In connection with the cashless exercises, the Company also withheld common shares in return for settling the option holders’ withholding tax liability. During the period ended September 30, 2017, the Company remitted withholding taxes of $203,232 (2016 - $nil), to the applicable tax authority on the option holders’ behalf and recorded as a reduction to share capital as share issuance cost.

Total share-based payments as a result of options granted and vested during the period ended September 30, 2017, was $1,902,170 (2016 - $1,744,510).

The fair value of the options granted during the period ended September 30, 2017, was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	1.03%
Expected life	2.00 years
Expected volatility	65.45%
Expected dividend yield	Nil
Weighted average fair value per option	$0.53

9. Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development. The net aggregate compensation paid or payable to key management for services after recovery from Almadex (Note 9 (b)) is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Salaries and benefits	$164,675	$151,375	$494,025	$454,125
Share-based payments	774,200	478,160	1,515,170	1,451,560
Directors’ fees	-	-	70,000	41,000
	$938,875	$629,535	$2,079,195	$1,946,685

(b)	Almadex Minerals Limited (“Almadex”)

Effective August 1, 2015, approximately 30% of administrative expenses is recovered from Almadex pursuant to the Administrative Service Agreement.

During the three and nine months ended September 30, 2017, the Company received $111,806 and $320,078 respectively (2016 - $ 97,550 and $295,595) from Almadex for administrative services fees included in other income.

At September 30, 2017, the Company accrued $Nil (December 31, 2016 - $63,429) payable to Almadex for drilling equipment rental services in Mexico.

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2017

Unaudited - Expressed in Canadian dollars

9. Related party transactions and balances (Continued)

(b)	Almadex Minerals Limited (“Almadex”) (continued)

At September 30, 2017, included in accounts receivable is $72,265 (December 31, 2016 - $149,429) due from Almadex.

(c)	Other related party transactions

During the three and nine months ended September 30, 2017, the Company employed the Chairman’s daughter for a salary of $9,075 and $25,975 respectively, less statutory deductions (2016 - $8,450 and $25,350, respectively) for marketing and administrative services provided to the Company.

10. Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended September 30, 2017 was based on the loss attributable to common shareholders of $1,460,764 (2016 - $914,398) and a weighted average number of common shares outstanding of 100,151,694 (2016 – 85,501,341).

The calculation of basic net loss per share for the nine months ended September 30, 2017 was based on the loss attributable to common shareholders of $3,781,284 (2016 - $3,318,352) and a weighted average number of common shares outstanding of 94,038,382 (2016 – 81,035,318).

The calculation of diluted net loss per share for the three and nine months periods ended September 30, 2017 and 2016 did not include the effect of stock options and warrants as they are anti-dilutive.

11. Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

Nine months endedSeptember 30,
Investing and financing activities	2017	2016
Fair value of finders’ warrants – share issue cost	$80,691	$17,918
Fair value of finders’ warrants transferred to share capital on exercise of finders’ warrants	$12,797	$5,984
Fair value of cash stock options transferred to share capital on exercise of options	$496,859	$39,180
Fair value of cashless stock options transferred to share capital on exercise of options	$387,930	$48,300

As at September 30, 2017, $437,108 of exploration and evaluation asset costs are included in trade and other payables (December 31, 2016 - $535,254)

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2017

Unaudited - Expressed in Canadian dollars

11. Supplemental cash flow information (Continued)

Supplemental information regarding the split between cash and cash equivalents is as follows:

	September 30, 2017	December 31, 2016

Cash	$1,913,199	$1,427,306
Term Deposits	15,246,400	8,342,700
	$17,159,599	$9,770,006

12. Commitments

The Company has entered into an operating lease for office premises through August 30, 2017. In January 2017, the Company signed a new office lease effective April 1, 2017 through to March 31, 2022.

As at September 30, 2017, the remaining payments for executive contracts and the operating lease are due as follows:

	2017	2018	2019	2020	2021	Total

Office lease	$37,103	$148,410	$150,884	$154,182	$155,006	$645,585
Executive contracts	136,250	545,000	240,000	240,000	240,000	1,401,250
	$173,353	$693,410	$390,884	$394,182	$395,006	$2,046,835

13. Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a) Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2017

Unaudited - Expressed in Canadian dollars

13. Financial instruments (Continued)

(a) Currency risk (Continued)

As at September 30, 2017, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$2,873,292	$201,244
Accounts receivable and prepaid expenses	-	31,628
Total assets	$2,873,292	$232,872

Trade and other payables	$210,700	$77,001
Total liabilities	$210,700	$77,001

Net assets	$2,662,592	$155,871

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $266,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $16,000.

(b) Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions, located in both Canada and Mexico. Cash equivalents mature at various dates during the twelve months following the statement of financial position date. The Company’s excise tax included in accounts receivables and prepaid expenses consists primarily of sales tax due from the federal government of Canada.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at September 30, 2017, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2017

Unaudited - Expressed in Canadian dollars

13. Financial instruments (Continued)

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no interest bearing debt.

A 1% change in the interest rate would change the Company’s net loss by $150,000.

(e) Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

14. Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period.

Almaden Minerals Ltd.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2017

Unaudited - Expressed in Canadian dollars

15. Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

The Company’s non-current assets are located in the following geographic locations:

	September 30, 2017	December 31, 2016
Canada	$349,013	$89,950
United States	4,923,209	1,280,383
Mexico	42,946,455	35,992,658
	$48,218,677	$37,362,991